February 14, 2025

Lei Pei
Chief Executive Officer
WEWARDS, INC.
3305 Spring Mountain Road , Suite 104
Las Vegas , Nevada 89102

        Re: WEWARDS, INC.
            Form 10-K for the Fiscal Year Ended May 31, 2024
            File No. 000-55957
Dear Lei Pei:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2024
Item 9.A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page
12

1. We note that you did not disclose management's conclusion regarding the effectiveness of your internal controls over financial reporting as of
May 31, 2024.
       See Item 308(a)(3) of Regulation S-K. Please revise to disclose management's statement as to whether or not internal control over financial reporting is effective.
       Please note that Item 9 of the Form 10-K requires that you furnish information required by both Item 307 and 308 of Regulation S-K.
Changes in Internal Control over Financial Reporting, page 12

2. Your disclosures state "There have been no changes in [y]our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange
       Act) or in other factors that occurred during the fourth fiscal quarter of 2018 that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting." Please revise to disclose whether there have been
 February 14, 2025
Page 2

       any changes in your internal control over financial reporting that occurred during the quarter ended May 31, 2024 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at
202-
551-3488 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology